[O2 SECURE WIRELESS, INC. LETTERHEAD]

Tuesday, April 18, 2006

Barbara C. Jacobs, Esq.

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:

O2 Secure Wireless, Inc. (the "Company")/File No. 333-124903

Dear Ms. Jacobs:

In conjunction with the Company's request for acceleration of the effective date of its registration statement on Form SB-2/A, filed on March 24, 2006 (as amended on April 18, 2006), the Company hereby acknowledges as follows:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter, and do not hesitate to contact me in the event you have any questions.

Very truly yours,

O2 SECURE WIRELESS, INC.

/s/ T. Scott Conley

T. Scott Conley, Chief Executive Officer

cc:

Robert J. Mottern

Keith A. Greaves

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